November 7, 2019

Via EDGAR

CONFIDENTIAL

U.S. Securities and Exchange Commission,

Division of Corporate Finance,

Office of Consumer Products,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Yolanda Guobadia
Donna Di Silvio
Jennifer Lopez-Molina
Mara Ransom

Re:	ECMOHO Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed November 6, 2019
File Number: 333-233951

Ladies and Gentlemen:

On behalf of our client, ECMOHO Limited (the “Company”), we have set forth below the Company’s response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided verbally to us, on November 6, 2019, relating to the amendment to the Registration Statement on Form F-1 (“Amendment No. 2”) that was filed by the Company on November 6, 2019. On behalf of the Company, we wish to thank you and the other members of the Staff for your helpful comment.

Securities and Exchange Commission Division of Corporate Finance Office of Consumer Products	-2-

Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) and a free writing prospectus relating to the changes reflected in Amendment No. 3 (the “Free Writing Prospectus”).

The Company has responded to the Staff’s comment by incorporating revisions to Amendment No. 2 in light of the comment, providing an explanation if the Company has not yet fully responded to the comment or providing supplemental information as requested. In addition, the Company has revised Amendment No. 2 to conform or update certain other disclosure.

For your convenience, we have included a description of Staff’s verbal comment below in italics and keyed the Company’s response accordingly. Capitalized terms used in this response letter but not otherwise defined herein have the meaning ascribed to them in the prospectus that forms a part of Amendment No. 3.

To facilitate the Staff’s review, we have separately delivered to the Commission today four courtesy copies of Amendment No. 3, marked to show changes to the registration statement, as well as four courtesy copies of the Free Writing Prospectus.

Amendment No. 2 to Registration Statement on Form F-1

Capitalization, page 60

1.	Please revise to remove the total liabilities line items from your Capitalization table.

In response to the Staff’s comment, the Company has revised to remove the total liabilities line item from the Capitalization table on page 60 of the Registration Statement and removed the total liabilities amount from the total liabilities, mezzanine equity and shareholder’ (deficit)/equity line item on page 61 of the Registration Statement.

Securities and Exchange Commission Division of Corporate Finance Office of Consumer Products	-3-

Please direct any questions you may have to the undersigned (tel: +852-2826-8688; e-mail: linc@sullcrom.com). In my absence, please contact Joon Seok Hong (tel: +852-2826-8643; e-mail: hongj@sullcrom.com). Questions relating to accounting and auditing matters may also be directed to Sean Fu (tel: +86-21-2323-8888; e-mail: sean.fu@cn.pwc.com) or Jessy Wang (tel: +86-21-2323-8888; e-mail: jessy.wang@cn.pwc.com) of PricewaterhouseCoopers Zhong Tian LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Ching-Yang Lin
Ching-Yang Lin

(Enclosures)

cc:	Zoe Wang, Founder, Chairman & Chief Executive Officer

Leo Zeng, Co-Founder and Chief Operating Officer

Richard Wei, Chief Financial Officer

(ECMOHO Limited)

James C. Lin, Partner

Li He, Partner

(Davis Polk & Wardwell)

Sean Fu, Partner

Jessy Wang, Partner

(PricewaterhouseCoopers Zhong Tian LLP)